Exhibit 11


                            CORDIS CORPORATION
                 COMPUTATION OF PRIMARY EARNINGS PER SHARE
              Three Months Ended September 30, 1994 and 1993
                                (Unaudited)
              (Dollars in thousands except per share amounts)



                                          1994      1993

Income:

Income before cumulative effect
  of accounting change                  $ 11,633  $  8,723

Cumulative effect of accounting
  change                                       -    10,115

Net income                              $ 11,633  $ 18,838
                                        ========  ========

Common Shares (000):

Weighted average common shares
  outstanding                             16,029    15,936

Equivalent shares from outstand-
  ing options (1)                            515       443

Total                                     16,544    16,379
                                        ========  ========

Earnings per share:

Income before cumulative effect
  of accounting change                  $    .70  $    .53

Cumulative effect of accounting
  change                                       -       .62

Net income                              $    .70  $   1.15
                                        ========  ========

(1) Computed using the treasury stock method based on the average price during the periods.

     NOTE:     The computation of earnings per
               share on the fully diluted basis is
               the same as that set forth above.